NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and six month periods ended June 30, 2012 and 2011
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	June 30, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	4	$369,350	$347,582
Accounts receivable and prepaids	5	37,978	20,490
Inventories	6	40,423	32,099
Due from non-controlling interest	7	6,100	11,137
		453,851	411,308

Non-current assets
Due from non-controlling interest	7	61,566	84,312
Property, plant and equipment	8	297,935	279,606
		359,501	363,918
Total assets		$813,352	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	9	$19,029	$24,651
Dividends payable	10	9,976	10,013
Income taxes payable	11	52,343	103,670
		81,348	138,334

Non-current liabilities
Deferred income taxes	11	12,638	16,187
Provision for closure and reclamation	12	13,539	13,233
		26,177	29,420
Total liabilities		107,525	167,754

Equity
Share capital	13	407,100	409,305
Share-based payments reserve		12,644	11,736
Retained earnings		147,213	76,383
Equity attributable to Nevsun shareholders		566,957	497,424

Non-controlling interest	7	138,870	110,048
Total equity		705,827	607,472
Total liabilities and equity		$813,352	$775,226

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011
Commercial operations commenced February 22, 2011:
Revenues	14	$147,713	$136,085	$297,103	$190,400
Cost of sales
Operating expenses		(22,879)	(21,653)	(46,006)	(31,026)
Royalties		(7,418)	(6,778)	(14,780)	(9,486)
Depreciation and depletion		(7,745)	(5,707)	(16,018)	(8,302)
Operating income(1)		109,671	101,947	220,299	141,586

Administrative		(1,475)	(3,703)	(1,896)	(7,317)
Finance income		1,088	25	2,205	36
Finance costs		(153)	(925)	(306)	(1,393)
Income before taxes		109,131	97,344	220,302	132,912

Income taxes	11	(42,266)	(36,739)	(84,674)	(50,414)
Net income		66,865	60,605	135,628	82,498

Other comprehensive income:
Unrealized loss on available-for-sale investment, net of tax		-	(233)	-	(125)
Comprehensive income		$66,865	$60,372	$135,628	$82,373

Income for the period attributable to:
Nevsun shareholders		39,568	35,287	80,806	47,090
Non-controlling interest		27,297	25,318	54,822	35,408
		$66,865	$60,605	$135,628	$82,498

Comprehensive income for the period attributable to:
Nevsun shareholders		39,568	35,054	80,806	46,965
Non-controlling interest		27,297	25,318	54,822	35,408
		$66,865	$60,372	$135,628	$82,373

Earnings per share attributable to Nevsun shareholders:
Basic	13(e)	$0.19	$0.18	$0.40	$0.24
Diluted	13(e)	$0.19	$0.17	$0.39	$0.23
(1)	Operating income for the comparative periods is from April 1 to June 30, 2011 and February 22 to June 30, 2011.

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2012	2011	2012	2011
Cash provided by (used in):
Operating:
Income for the period		$66,865	$60,605	$135,628	$82,498
Items not involving the use of cash:
Accretion on reclamation liability	12	153	203	306	203
Depreciation and depletion		7,745	5,707	16,018	8,302
Income taxes	11	42,266	36,739	84,674	50,414
Share-based payments and stock appreciation rights	13(b)(c)	235	2,677	(468)	5,238
Interest income on due from non-controlling interest	7	(1,022)	-	(2,113)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids		17,272	9,935	(17,488)	(1,016)
Inventories		(3,026)	(5,613)	(6,962)	(8,035)
Accounts payable and accrued liabilities		954	956	(2,875)	572
Income taxes paid	11	(25,117)	-	(139,549)	-

Net cash provided by operating activities		106,325	111,209	67,171	138,176
Investing:
Proceeds on sale of pre-production gold sales		-	-	-	48,613
Expenditures on property, plant and equipment – gold phase		(2,818)	(9,218)	(6,795)	(26,537)
Expenditures on property, plant and equipment – copper phase		(15,705)	(3,897)	(26,664)	(3,897)
Expenditures on exploration and evaluation		(1,591)	(1,597)	(2,250)	(2,885)
Changes in non-cash working capital related to investing activities		(19)	-	(1,141)	-

Net cash provided by (used in) investing activities		(20,133)	(14,712)	(36,850)	15,294
Financing:
Dividends paid to Nevsun shareholders	10	-	-	(10,013)	-
Dividends paid to non-controlling interest		(16,000)	-	(26,000)	-
Receipt of purchase price settlement from non-controlling interest	7	22,798	-	29,568	-
Interest received on due from non-controlling interest	7	98	-	328	-
Accrued interest not paid on advances from non-controlling interest	7	-	763	-	1,089
Principal and interest paid on loan from non-controlling interest	7	-	-	-	(4,103)
Repayment of advances from non-controlling interest		-	(17,000)	-	(17,000)
Issuance of common shares, net of issue costs	13	-	3,550	695	3,822
Repurchase and cancellation of common shares	13(a)	(3,131)	-	(3,131)	-

Net cash provided by (used in) financing activities		3,765	(12,687)	(8,553)	(16,192)
Increase in cash and cash equivalents		89,957	83,810	21,768	137,278
Cash and cash equivalents, beginning of period		279,393	103,613	347,582	50,145
Cash and cash equivalents, end of period		$369,350	$187,423	$369,350	$187,423
Non-cash investing and financing transactions:
Dividends declared		9,976	5,935	9,976	5,935
Reclassification of share-based payments reserve to share capital upon exercise of options		-	1,253	231	1,375
Depreciation capitalized to property, plant and equipment	8	-	-	-	397
Share-based payments capitalized to property, plant and equipment	13(b)	-	-	-	276
Closure and reclamation increase in property, plant and equipment	12	-	-	-	1,074
Interest capitalized to property, plant and equipment		-	-	-	693

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares (note 13)	Share capital (note 13)	Share-based payments reserve	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2010	196,488,322	$390,658	$10,056	$708	$(194,675)	$206,747	$(3,915)	$202,832
Exercise of stock options	120,000	272	-	-	-	272	-	272
Transfer to share capital on exercise of options	-	122	(122)	-	-	-	-	-
Share-based payments	-	-	2,837	-	-	2,837	-	2,837
Other comprehensive income	-	-	-	107	-	107	-	107
Income for the period	-	-	-	-	11,803	11,803	10,090	21,893
March 31, 2011	196,608,322	391,052	12,771	815	(182,872)	221,766	6,175	227,941
Exercise of stock options	1,230,000	3,550	-	-	-	3,550	-	3,550
Transfer to share capital on exercise of options	-	1,253	(1,253)	-	-	-	-	-
Share-based payments	-	-	2,677	-	-	2,677	-	2,677
Other comprehensive loss	-	-	-	(233)	-	(233)	-	(233)
Income for the period	-	-	-	-	35,287	35,287	25,318	60,605
Dividends	-	-	-	-	(5,935)	(5,935)	-	(5,935)
June 30, 2011	197,838,322	$395,855	$14,195	$582	$(153,520)	$257,112	$31,493	$288,605
Exercise of options	1,160,300	3,637	-	-	-	3,637	-	3,637
Exercise of stock appreciation rights	1,256,093	8,451	-	-	-	8,451	-	8,451
Transfer to share capital on exercise of options	-	1,362	(1,362)	-	-	-	-	-
Activation of stock appreciation rights	-	-	(3,213)	-	(9,716)	(12,929)	-	(12,929)
Share-based payments	-	-	2,116	-	-	2,116	-	2,116
Other comprehensive loss	-	-	-	(582)	-	(582)	-	(582)
Partial disposition of subsidiary to non-controlling interest, net of tax	-	-	-	-	149,657	149,657	10,994	160,651
Income for the period	-	-	-	-	99,975	99,975	67,561	167,536
Dividends	-	-	-	-	(10,013)	(10,013)	-	(10,013)
December 31, 2011	200,254,715	$409,305	$11,736	$-	$76,383	$497,424	$110,048	$607,472
Exercise of options	215,700	695	-	-	-	695	-	695
Transfer to share capital on exercise of options	-	231	(231)	-	-	-	-	-
Share-based payments	-	-	660	-	-	660	-	660
Income for the period	-	-	-	-	41,238	41,238	27,525	68,763
Dividends to non-controlling interest	-	-	-	-	-	-	(10,000)	(10,000)
March 31, 2012	200,470,415	410,231	12,165	-	117,621	540,017	127,573	667,590
Repurchase and cancellation of shares	(932,600)	(3,131)	-	-	-	(3,131)	-	(3,131)
Share-based payments	-	-	479	-	-	479	-	479
Income for the period	-	-	-	-	39,568	39,568	27,297	66,865
Dividends	-	-	-	-	(9,976)	(9,976)	-	(9,976)
Dividends to non-controlling interest	-	-	-	-	-	-	(16,000)	(16,000)
June 30, 2012	199,537,815	$407,100	$12,644	$-	$147,213	$566,957	$138,870	$705,827

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 800 – 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9.

The Company achieved commercial production at the Bisha Mine on February 22, 2011. As of that date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues. Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for provision for closure and reclamation, which is recorded at management’s best estimate. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

Certain line items in the comparative prior period have been reclassified for presentation purposes. These condensed consolidated interim financial statements were approved by the Audit Committee on August 7, 2012.

3.	Summary of significant accounting policies

Refer to the December 31, 2011 consolidated financial statements for a summary of significant accounting policies used to prepare these condensed consolidated interim financial statements.

4.	Cash and cash equivalents

	June 30, 2012	December 31, 2011
Cash	$86,750	$284,582
Short-term deposits	282,600	63,000
	$369,350	$347,582

Cash and cash equivalents located outside of Africa at June 30, 2012 equal $363,706 (December 31, 2011 - $339,869).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

5.	Accounts receivable and prepaids

	June 30, 2012	December 31, 2011
Trade receivables	$19,055	$3,470
Advances to vendors	17,492	15,408
Prepaid expenses	567	923
VAT receivable	652	251
Other receivables	212	438
	$37,978	$20,490

Trade receivables relate to doré that was received by refiners but not settled as at June 30, 2012. The full value of the trade receivables was collected subsequent to June 30, 2012.

6.	Inventories

	June 30, 2012	December 31, 2011
Materials and supplies	$28,951	$23,101
Work-in-progress	7,899	6,777
Finished goods	3,573	2,221
	$40,423	$32,099

Depreciation of $2,124 is included in work-in-progress and finished goods inventories at June 30, 2012 (December 31, 2011 – $764).

7.	Due from non-controlling interest

The Company’s principal operation, the Bisha Mine, is held via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or Bisha Mine), in which Nevsun has a 60% interest. The non-controlling interest in BMSC is held by the State-owned Eritrean National Mining Corporation (ENAMCO).

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in BMSC by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%.

Purchase price settlement:

During August 2011, the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company, net of income taxes, of $149,657. The gain, net of income taxes, was recorded directly to retained earnings in Q3 2011 as it represented a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. The estimated amount to be collected in the next twelve months is recorded as a current asset. Interest of $1,022 has been accrued on this receivable and recorded in the three months ended June 30, 2012 and $2,113 has been recorded in the six months ended June 30, 2012 as finance income.

The Company collected $22,798 of the purchase price receivable and $98 in interest on the purchase price receivable during the three months ended June 30, 2012. The Company collected $29,568 of the purchase price receivable and $328 in interest on the purchase price receivable during the six months ended June 30, 2012.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

7.	Due from non-controlling interest (continued)

	June 30, 2012	December 31, 2011
Current asset – due from non-controlling interest	$6,100	$11,137
Non-current asset – due from non-controlling interest	61,566	84,312
Due from non-controlling interest	$67,666	$95,449

8.	Property, plant and equipment

	Exploration and evaluation	Construction-in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2011	$8,158	$25,202	$29,630	$248,893	$311,883
Q1 Additions	659	10,959	-	3,984	15,602
Disposals	-	-	-	(28)	(28)
March 31, 2012	8,817	36,161	29,630	252,849	327,457
Q2 Additions	1,591	15,705	-	2,818	20,114
June 30, 2012	10,408	51,866	29,630	255,667	347,571
Accumulated depreciation
December 31, 2011	-	-	1,818	30,459	32,277
Q1 Depreciation	-	-	391	9,110	9,501
Disposals	-	-	-	(21)	(21)
March 31, 2012	-	-	2,209	39,548	41,757
Q2 Depreciation	-	-	558	7,321	7,879
June 30, 2012	-	-	2,767	46,869	49,636
Net book value June 30, 2012	10,408	51,866	26,863	208,798	297,935
Net book value December 31, 2011	$8,158	$25,202	$27,812	$218,434	$279,606

The Company’s mineral properties are located in western Eritrea, a country located in north-eastern Africa. The properties consist of a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. Eritrean State participation in the Bisha Mine is described in note 7.

The Company’s 53 km² exploration license officially expired in May 2012. The Company and Eritrean Ministry of Energy and Mines officials are working together to re-establish an exploration license or licenses that cover a larger area so that the Company may carry out a more significant regional exploration program. The Company has advised the State that it wishes to expand its exploration efforts and the State has welcomed this approach.

Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

9.	Accounts payable and accrued liabilities

	June 30, 2012	December 31, 2011
Trade accounts payable	$5,881	$6,014
Accrued royalties	6,971	8,528
Accrued liabilities	6,177	10,109
	$19,029	$24,651

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea in the three months ended June 30, 2012 were $7,808 (Q2 2011 – $5,131) and in the six months ended June 30, 2012 were $16,336 (six months ended June 30, 2011 - $5,131).

10.	Dividends

On May 15, 2012 the Company declared a semi-annual dividend of $0.05 per share for shareholders of record on June 30, 2012. Dividends of $9,976 were paid on July 16, 2012.

On November 21, 2011 the Company declared a semi-annual dividend of $0.05 per share for shareholders of record on December 31, 2011. Dividends of $10,013 were paid on January 16, 2012.

On May 18, 2011 the Company declared a $0.03 per share dividend for shareholders of record on June 30, 2011. Dividends of $5,935 were paid on July 15, 2011.

11.	Income taxes

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Current income taxes	$(38,668)	$(34,360)	$(88,223)	$(48,035)
Deferred income taxes	(3,598)	(2,379)	3,549	(2,379)
Income taxes	$(42,266)	$(36,739)	$(84,674)	$(50,414)

A reconciliation of income taxes to the amount calculated using the Company’s statutory tax rate for the three and six month periods ended June 30 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net income before taxes	$109,131	$97,344	$220,302	$132,912
Canadian federal and provincial statutory tax rate	25.0%	26.5%	25.0%	26.5%
Income taxes at statutory rate	(27,283)	(25,796)	(55,076)	(35,222)

Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(14,196)	(12,181)	(28,487)	(16,431)
Other	(787)	1,238	(1,111)	1,239
Income taxes	$(42,266)	$(36,739)	$(84,674)	$(50,414)
(1)	The Eritrean statutory mining tax rate is 38%.

The Company paid $25,117 in income taxes in Eritrea in the three months ended June 30, 2012 (Q2 2011 - $nil). In the six months ended June 30, 2012, the Company paid $139,549 in income taxes in Eritrea (six months ended June 30, 2011 - $nil).

At December 31, 2011, the Company recorded a deferred tax liability of $10,539 related to an Eritrean reinvestment tax credit. The credit was denied by the Eritrean tax authority upon filing of the Company’s Eritrean tax return in late March 2012. As a result, the $10,539 was recorded as a credit to deferred income taxes, reducing deferred income taxes and increasing current income taxes in Q1 2012.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

12.	Provision for closure and reclamation

Balance, December 31, 2011	$13,233
Accretion	306
Balance, June 30, 2012	$13,539

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at June 30, 2012, the undiscounted inflation-adjusted liability for provision for closure and reclamation is estimated to be approximately $25,100 (December 31, 2011 – $25,100). The cash expenditures are expected to occur over a period of time extending several years after the Bisha Mine’s projected closure.

13.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

On March 19, 2012 the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allows for the purchase of up to 4,009,408 common shares of the Company. The purchases were authorized to commence no earlier than March 26, 2012 and may continue until September 26, 2012. During the three months ended June 30, 2012 the Company repurchased 932,600 common shares for a total cost of $3,131.

(b)	Stock options

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between 6 and 24 months. During Q2 2012 share-based payment costs were calculated using the following weighted average assumptions: expected life of option 1.9 years (Q2 2011 – 1.9 years), stock price volatility 60% (Q2 2011 – 75%), dividend yield 1.7% (Q2 2011 – nil%), and a risk-free interest rate yield of 1.0% (Q2 2011 – 1.3%). The fair value is particularly impacted by the Company’s stock price volatility.

The three month period ended June 30, 2012 included $479 (Q2 2011 - $2,677) in share-based payment costs, $137 (Q2 2011 - $2,317) of which are presented in administrative expenses and $342 (Q2 2011 – $360) in operating expenses related to stock options.

The six month period ended June 30, 2012 included $1,139 (six months ended June 30, 2011 - $5,515) in share-based payment costs, $460 (six months ended June 30, 2011 - $4,751) of which were presented in administrative expenses, $679 (six months ended June 30, 2011 – $487) in operating expenses and $nil (six months ended June 30, 2011 - $276) capitalized to property, plant and equipment.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

13.	Share capital (continued)

(b)	Stock options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2011	8,828,200	$4.06
Granted	250,000	3.53
Exercised	(215,700)	3.25
Forfeited	(75,000)	5.83
Outstanding, March 31, 2012	8,787,500	$4.05
Forfeited	(100,000)	5.68
Outstanding, June 30, 2012	8,687,500	$4.03

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	695,000	$1.35 - $2.00	1.5
Vested (exercisable)	4,350,000	$3.14 - $4.16	2.9
Vested (exercisable)	2,102,500	$5.68 - $5.71	3.6
Unvested	850,000	$3.53 - $4.81	4.4
Unvested	690,000	$5.58 - $6.34	4.3
Total	8,687,500	$1.35 - $6.34	3.2

No options were exercised in Q2 2012. The weighted average share price of the Company on the dates options were exercised in the three month period ended June 30, 2011 was CAD $6.06. The weighted average share price of the Company on the dates options were exercised in the six months ended June 30, 2012 was CAD $6.20 (six months ended June 30, 2011 – CAD $6.11). The weighted average price of options exercisable at the end of the period was CAD $3.78 (December 31, 2011 – CAD $3.52).

(c)	Stock appreciation rights

The liability associated with stock appreciation rights decreased in the three and six months ended June 30, 2012, resulting in a credit of $245 to administrative expenses in Q2 2012 and a credit of $1,607 to administrative expenses in the six months ended June 30, 2012.

(d)	Fully diluted shares

Number of common shares
Shares issued and fully paid at June 30, 2012	199,537,815
Reserved for stock options outstanding (note 13(b))	8,687,500
Fully diluted shares at June 30, 2012	208,225,315

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

13.	Share capital (continued)

(e)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Basic income attributable to Nevsun shareholders	$39,568	$35,287	$80,806	$47,090
Effect of dilutive securities:
Change in stock appreciation rights liability	(245)	-	(1,607)	-
Diluted income attributable to Nevsun shareholders	$39,323	$35,287	$79,199	$47,090

Basic weighted average number of common shares outstanding (000s)	200,078	197,373	200,259	196,972
Effect of dilutive securities:
Dilutive stock options	819	4,708	1,470	4,775
Diluted weighted average number of common shares outstanding (000s)	200,897	202,081	201,729	201,747

Earnings per share (in $)
Basic	$0.19	$0.18	$0.40	$0.24
Diluted	$0.19	$0.17	$0.39	$0.23

Basic earnings per share is computed by dividing the income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding stock options in the weighted average number of common shares outstanding during the year, if dilutive.

14.	Revenues

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Gold sales	$139,895	$135,032	$282,157	$188,776
Silver sales	7,818	1,053	14,946	1,624
Revenues	$147,713	$136,085	$297,103	$190,400

15.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the “US Actions"). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint currently is expected to be filed on August 21, 2012.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and six months ended June 30, 2012

15.	Contingencies (continued)

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012 naming the Company and certain officers of the Company as defendants (hereafter the “Canadian Actions”). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011 to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiff seeks damages in the sum of $100,000, plus interest and costs, on behalf of the putative class.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself.

16.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa. See note 4 for location of cash and cash equivalents.